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Investing Socially. Together.

January 29, 2013

VIA EDGAR TRANSMISSION

Christian Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Semble, Inc.
Registration Statement on Form S-1
Filed July 5, 2012
Amendment No. 1 Filed October 30, 2012
File No. 333-182544
Request for Withdrawal

Dear Mr. Windsor:

Semble, Inc. (the "Company") hereby applies for withdrawal of the Company's Registration Statement (File No. 333-182544) on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on July 5, 2012, including an amendment to the Registration Statement filed on October 30, 2012, and all exhibits related thereto (collectively, the "Registration Statement"). Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to additional registration requirements set forth by the Commission.. Since the Registration Statement was not declared effective by the Commission, no investment offerings as described in the Registration Statement were undertaken.

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please do not hesitate to contact James B. Parsons at (425) 451-8036 of Parsons/Burnett/Bjordahl/Hume, LLP. Thank you for your assistance in this matter.

Very truly yours,

SEMBLE, INC.

By:
Todd Tarbert
CEO

cc: Parsons/Burnett/Bjordahl/Hume, LLP